Exhibit 99.2

AGREEMENT

This Agreement is entered into in Tel-Aviv on March 18, 2013 between Yehuda Zisapel, I.D. No. 07146053 of 15, Elyahu Miferera Street Tel Aviv, Israel  (“Yehuda”) and Nava Zisapel I.D. No. 07070121 . of 15, Elyahu Miferera Street Tel Aviv, Israel  (“Nava”).

WHEREAS Yehuda has transferred recently to Nava Shares in RADWARE Ltd. and Ceragon Networks Ltd. (the “Shares in the Traded Companies”); and

WHEREAS Yehuda and Nava would like to coordinate their disposition of the Shares in the Traded Companies;

NOW THEREFORE, in consideration of the above premises and the mutual obligations stipulated hereunder, the parties covenant, declare and agree as follows:

1.
Nava declares that she is aware that there may be restrictions and regulatory limitations according to the appropriate law on part or all of Yehuda’s holdings in the Traded Companies; and she further declares that she acknowledges and agrees that such restrictions and limitations will apply also to her subject to applicable law and the limitations under the appropriate law. The Parties undertake and agree that sale of Shares in the Traded Companies will be done only after approval of Yossi Elihav, C.P.A (the “Accountant”) or the general counsel of the relevant Traded Company. The Parties agree to update each other on the intention to sell any or all of the Shares in the Traded Companies, including the amount of Shares and the price per share.

2.
The Parties undertake to act in coordination each time one of them will want to sell any of his/her shares in the Traded Companies in order to take into account, to the extent appropriate, the interests of the Traded Companies.

3.
TAG ALONG: If one of the Parties will be interested to sell any of his/her shares in the Traded Companies not in the framework of the regular trade in the exchange (in this section : the “Selling Party”), he/she hereby undertakes to notify the other party in writing at least seven (7) days in advance of such transaction of the possibility to sell shares as aforementioned, all so that in the framework of such a transaction the other Party may, but is not obligated, to notify in writing within said seven days if he/she is interested in selling shares of the relevant Traded Company at the same time, the same quantity and under the same terms. In the event that the other Party will not be able to sell the same amount of shares, the Parties will sell the maximum amount of shares available for sale in that transaction, divided pro rata between them, according to the holdings of each of them on the date that is designated for the execution of said transaction. In the event that the other Party did not respond within said seven days, the selling Party will be entitled to sell his/her shares without the limitations provided for in this Section 3.

Executed in Tel-Aviv on March 18, 2013

/s/ Yehuda Zisapel Yehuda Zisapel	/s/ Nava Zisapel Nava Zisapel